Sullivan & Worcester LLP 1666 K Street, NW Washington, DC 20006	202 775 1200 Sullivanlaw.com

March 17, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Virtus Alternative Solutions Trust

(Virtus Duff & Phelps Select MLP and Energy Fund)

- Registration Statement on Form N-14

CIK 0001589756

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, enclosed for filing electronically is the Registration Statement on Form N-14 of Virtus Alternative Solutions Trust (the “Trust”). This filing relates to the acquisition of the assets of Duff & Phelps Select MLP and Midstream Energy Fund Inc., a closed-end management investment company formed as a Maryland corporation, by and in exchange for shares of Virtus Duff & Phelps Select MLP and Energy Fund, a series of the Trust.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Jennifer Fromm, Esq.
David Mahaffey, Esq.

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